UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August , 2013

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on August 1, 2013, reporting the results for the three months and the six months ended June 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: August 1, 2013	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Reports Second Quarter 2013 Financial Results

Following Release of eFLOW5, Top Image Systems Develops New SaaS
Business Model to Maximize Revenue and Ensure Long-Term Growth

Tel Aviv, Israel – August 1, 2013 - Top Image Systems, Ltd. (TIS) (Nasdaq: TISA), a leading ECM (Enterprise Content Management) intelligent content capture, workflow and delivery and mobile payments solutions provider, today announced its financial results for the second quarter ended June 30, 2013.

Dr. Ido Schechter, CEO of Top Image Systems, commented, “The launch of our state-of-the-art, web-enabled eFLOW®5 platform, coupled with our revamped sales structure, has enabled us to deploy a Software as a Service (SaaS)-based business model that is in line with evolving customer expectations and better matches the economic challenges in Europe. This model helps our customers reduce up-front capital expenditures and provides more predictable expenses throughout the life of the agreement, and as such, we believe this will help Top Image to more rapidly capture market share. While the revenue is recognized in smaller incremental amounts spread out over several quarters, the business model itself provides us with a steady and stable stream of predictable revenue, and it provides investors with an important metric - recurring revenue. We are confident that the wider deployment of this business model, coupled with the ongoing strength we see in the U.S. market, will greatly contribute towards a strong second half of 2013.”

Second Quarter 2013 Highlights include:

•	Revenue for the quarter was $6.4 million;
•	Recurring revenue from maintenance was $2.0 million, compared to $1.8 million in the second quarter of 2012;
•	Recognized SaaS Revenues of $171,000, representing contracts of 12 – 24 months in duration;
•	Partnered with K2 and Amazon Web Services and with Feith to offer joint capture and workflow solutions to Oracle users in the U.S.;
•	Officially launched eFLOW5, Top Image‘s next-generation web-enabled multichannel capture & workflow platform, including hosting first launch events in New York and London;
•	Signed eFLOW INVOICE AP Automation and Digital Mailroom agreements with several well-known Swiss companies;
•	Reached targeted Phase I sales headcount for U.S. and achieved stated U.S. strategic targets according to plan.

Dr. Schechter continued, “In the short term, current economic conditions outside the U.S. have had strong impact on the purchasing behavior of enterprises, including that of some of our target customers. The slowdown has caused delays in closing sales in Southern Europe and in the UK. However, our sales pipeline, particularly in the U.S., continues to expand and we expect to convert a high percentage of this potential business. We also expect that our investment in the U.S. will deliver meaningful revenue in 2013.”

Dr. Schechter continued, “In June we released our latest platform, eFLOW5, which received very positive feedback from analysts, customers and prospects. We are deeply invested in carrying out multifaceted sales of mobile and core enterprise capture and process automation solutions, both in the U.S. and in many deals around the globe. We have supported the launch of this innovative solution by participating in many exhibitions and other marketing events, as well as developing important partnerships with technology leaders such as Amazon Web Services, complementary solution providers like K2 and Feith, as well as with more and more BPOs. Furthermore, we are investing in patents on new innovative technologies and we are implementing our global product distribution strategy, which is helping us share knowledge and expand our business capabilities and potential in all geographies. These activities, and especially our investment in the high-growth potential mobile market, will result in growing the company, both in terms of the extent of our business activities and in terms of our overall value.”

Dr. Schechter added, “We are optimistic and pleased by the sales activities executed by our team, especially in mobile and in the U.S., and we feel certain that we will see improvement in revenue in the second half of 2013.”

Second Quarter 2013 Year over Year Results

Revenue for the second quarter of 2013 was $6.4 million, compared to $8.0 million for the second quarter of 2012. Non-GAAP operating loss was $0.5 million for the second quarter of 2013, compared to Non-GAAP operating income of $1.2 million for the second quarter of 2012. Non-GAAP net loss was $0.7 million for the second quarter of 2013, compared to Non-GAAP net income of $1.1 million for the second quarter of 2012.  Non-GAAP diluted loss per share was $0.06 for the second quarter of 2013 compared to Non-GAAP diluted earnings per share of $0.10 for the second quarter of 2012.

2013 Outlook

Concluded Dr. Schechter, "A realistic evaluation of current market conditions and the impact of our new business model, which results in revenue recognition spread out over several quarters rather than upfront license revenues, warrants reconsideration of our full-year 2013 guidance. Management remains confident in our long-term profitability, and we are increasingly optimistic regarding our overall sales activity, particularly in the U.S. We continue to expect overall improvement in the second half of 2013 and look forward to significant top- and bottom-line improvement in 2014, based on expanded contribution from our U.S. sales efforts and from our SaaS model. As these strategic changes take hold, and our visibility improves, we will revisit our guidance policy."

Conference Call

The Company will host a conference call and webcast at 10 a.m. ET on Thursday, August 1, 2013, during which TIS management will present and discuss the financial results and be available to answer any questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below. Please note the Conference ID number: 418133. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number: US Toll/INTERNATIONAL Dial-in Number: Israel Toll-Free Dial-in Number:	1-877-407-0784 1-201-689-8560 00-800-2246-2666

Conference ID Number: 418133

The conference call is scheduled to begin at:

10 a.m. Eastern Time
7 a.m. Pacific Time
5 p.m. Israel Time

To join the live webcast, please click on the following link http://public.viavid.com/index.php?id=105435. For those unable to attend the live call or webcast, during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast: http://public.viavid.com/index.php?id=105435 and a recording of the call will be made available for download from the Investors section of the Top Image Systems' website www.topimagesystems.com.

Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including, without limitation, Non-GAAP Operating Income (which details amortization expenses and non-cash stock-based compensation expenses), and Non-GAAP Net Income (which details the impact of amortization expenses and non-cash stock-based compensation expenses).  Non-GAAP measures are reconciled to comparable GAAP measures in the tables entitled "GAAP and Non-GAAP Statements of Operations”.

The presentation of these non-GAAP financial measures should be considered as an addition to TIS's GAAP results provided in the attached financial statements for the second quarter ended June 30, 2013, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS's management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’s performance by excluding the impact of certain charges and gains that may not be indicative of TIS's core business operating results. TIS management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS's performance. These non-GAAP financial measures also facilitate comparisons to TIS's historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems (TIS) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW® Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Europe and Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 3 767 9114

Investors:
James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+ 1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	June 30,	December 31,
	2013	2012
	In thousands
	Unaudited	Audited

Assets

Current Assets:
Cash and cash equivalents	$2,195	$2,223
Restricted cash	253	212
Trade receivables, net	8,605	8,618
Other accounts receivable and prepaid expenses	1,039	737
Deferred tax asset	719	785

Total current assets	12,811	12,575

Long-Term Assets:
Severance pay funds	1,651	1,577
Restricted cash	442	381
Long-term deposits and long-term assets	40	66
Deferred tax asset	452	438
Property and equipment, net	315	377
Goodwill	5,839	6,121

Total long-term assets	8,739	8,960
Total Assets	$21,550	$21,535

Liabilities and Shareholders' Equity

Current Liabilities:

Short term bank loan	$597	$-
Trade payables	586	684
Deferred revenues	2,456	1,467
Accrued expenses and other accounts payable	2,524	2,750

Total current liabilities	6,163	4,901

Long-Term Liabilities:
Accrued severance pay	1,869	1,808

Total long-term liabilities	1,869	1,808

Total Liabilities	$8,032	$6,709

Shareholders' Equity	13,518	14,826
Total Liabilities and Shareholders' Equity	$21,550	$21,535

Top Image Systems Ltd.
GAAP and Non-GAAP Statements of Operations for the:
U.S. dollars in thousands (except per share data)

	Three months ended			Three months ended
	June 30, 2013			June 30, 2012
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$6,368	$-	$6,368	$8,024	$-	$8,024
Cost of Revenues	2,644	(16)	2,628	3,056	(16)	3,040
Gross Profit	3,724	16	3,740	4,968	16	4,984

Research and Development	706	(6)	700	649	(6)	643
Selling & Marketing	2,552	(14)	2,538	2,163	(14)	2,149
General and Administrative	1,044	(7)	1,037	1,260	(260)	1,000
	4,302	(27)	4,275	4,072	(280)	3,792
Operating Income (Loss)	(578)	43	(535)	896	296	1,192

Financial Expenses, net	(117)	-	(117)	(97)	-	(97)

Income (Loss) before Taxes on Income	(695)	43	(652)	799	296	1,095

Income Tax Expenses (Tax benefit)	87	-	87	(53)	-	(53)

Net Income (Loss)	$(782)	$43	$(739)	$852	$296	$1,148

Basic Earnings (loss) per Share	$(0.07)		$(0.06)	$0.07		$0.10

Weighted average number of shares used in computing basic net earnings per share	11,665		11,665	11,436		11,436

Diluted Earnings (loss) per Share	$(0.07)		$(0.06)	$0.07		$0.09

Weighted average number of shares used in computing diluted net earnings per share	11,665		11,665	12,491		12,491

(1) Adjustments reflect the effect of (i) non-cash stock options expenses as per SFAS 123R :

		Three months ended			Three months ended
		June 30, 2013			June 30, 2012
		Adjustments			Adjustments
		Unaudited			Unaudited
Stock-based compensation expenses		43			296
		$43			$296

Top Image Systems Ltd.
GAAP and Non-GAAP Statements of Operations for the:
U.S. dollars in thousands (except per share data)

	Six months ended			Six months ended
	June 30, 2013			June 30, 2012
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$13,121	-	$13,121	$15,708	-	$15,708
Cost of revenues	5,632	(32)	5,600	5,908	(32)	5,876
Gross Profit	7,489	32	7,521	9,800	32	9,832

Research and development	1,460	(12)	1,448	1,337	(12)	1,325
Selling & marketing	4,726	(28)	4,698	4,240	(39)	4,201
General and administrative	2,127	(14)	2,113	2,884	(784)	2,100
	8,313	(54)	8,259	8,461	(835)	7,626
Operating income (Loss)	(824)	86	(738)	1,339	867	2,206

Financial expenses, net	(156)	-	(156)	(17)	-	(17)

Income (loss) before taxes on income	(980)	86	(894)	1,322	867	2,189

Income tax expenses (tax benefit)	104	-	104	(16)	-	(16)

Net income (Loss)	$(1,084)	$86	$(998)	$1,338	$867	$2,205

Basic earnings (loss) per share	$(0.09)		$(0.09)	$0.12		$0.20

Weighted average number of shares used in computing of basic net earnings per share	11,657		11,657	11,206		11,206

Diluted earnings (loss) per share	$(0.09)		$(0.09)	$0.11		$0.18

Weighted average number of shares used in computing of diluted net earnings per share	11,657		11,657	12,332		12,332

(1) Adjustments reflect the effect of (i) non-cash stock options expenses as per SFAS 123R and (ii) amortization of intangible assets related to acquisition transactions:

		Six months ended			Six months ended
		June 30, 2013			June 30, 2012
		Adjustments (1)			Adjustments (1)
		Unaudited			Unaudited
Stock-based compensation expenses		86			856
Amortization of intangible assets related to acquisition		-			11
		$86			$867